OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden

 hours per response 6.2.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________July 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases:  August 5, 2003; August 12, 2003

2.  Form 45-103F4, Report of Exempt Distribution, dated 7/24/2003

3.  Form 45-103F4, Report of Exempt Distribution, dated 8/11/2003

4.  Form 53-901F, Material Change Report, dated 8/12/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.  Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

Aug 05, 2003

International Barrier Successfully Completes

Additional Building Material Fire Tests

Fire Resistant Building Materials Company Creates New Market Opportunity by Passing Class A Fire Test for Roof Deck Assemblies

Watkins, MN; Vancouver, BC August 05, 2003 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV) has successfully completed a series of fire tests that will enable it to have a Class A rated commercial roof deck assembly labeled and listed by Underwriters Laboratories Inc. (UL). Class A roof coverings are rated to be effective against severe fire test exposures. Roof coverings achieving this rating are not readily flammable and give a high degree of fire protection to the roof deck. This milestone allows Barrier to begin a market development process with select partners that will result in a new application for Blazeguard® fire resistant wood panels. The initial target market is roof deck assemblies in factory-built commercial mobile offices and modular buildings.

Barrier completed the Class A test requirements for ASTM E-108, Standard Test Methods for Fire Tests of Roof Coverings on July 21 and 22, 2003. The Class A fire test exposes the roof deck assembly to flame for a longer duration and at a higher temperature compared to the Class C test. Barrier announced passing the test for a Class C rated commercial roof deck assembly on June 19th. The company anticipates the listing and labeling process to be completed within months.

Each classification creates a significant market opportunity for Blazeguard. By fulfilling the requirements for both Class A and Class C assemblies, Barrier is well positioned to address unmet needs in the commercial modular building marketplace.

“Blazeguard has once again shown superior performance under the most demanding conditions. This success will enable the company to penetrate new markets and build on the revenue growth we have experienced to date,” stated Dr. Michael Huddy, President.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US):

http://bigcharts.marketwatch.com/industry/bigcharts-com/stocklist.asp?bcind_ind=bld&bcind_period=3mo"

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

http://www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

intlbarrier@telus.net or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

August12, 2003

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. (the “Company”) announces that, further to its news release dated July 10, 2003, it has completed a non-brokered private placement in the amount of 1,000,000 shares of the Company at a price of $0.30 per share for gross proceeds of $300,000 to twelve places.

The shares and underlying shares are subject to hold periods expiring December 8, 2003 and December 9, 2003 respectively.

A finder’s fee by the issuance of 100,000 shares of the Company at a deemed price of $0.30 per share was paid to Haywood Securities Inc. in connection with the private placement.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Form 45-103F4

Report of Exempt Distribution

Issuer information

1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604 – 750 West Pender Street Vancouver, BC, V6C 2T7

Telephone: (604) 689-0188

2.

State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 10, 2003

4.

For each security distributed:

(a)

describe the type of security, and

(b)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Stock Options -  320,000 common shares exercisable at $0.26 per share until July 10, 2005

5.

Details of the distribution are provided in the attached schedule.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Gregg Layton Vancouver, BC	$0.26	$26,000
Econ Investor Relations Inc. Delta, BC	$0.26	$26,000
Ken Golden Sacramento, CA	$0.26	$5,200
Michael D. Huddy Orono, Minnesota	$0.26	$26,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.26	$83,200

Commissions and finder's fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:

July 24, 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____________________________________________

Name of issuer or vendor (please print)

DAVID CORCORAN, Director

_____________________________________________

Print name and position of person signing

“DAVID CORCORAN”

_____________________________________________

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Gregg Layton Garden Suite 3 R 1077 Marinaside Crescent Vancouver, BC V6Z 2Z5	100,000 stock options	$26,000	s. 2.1 of BC Instrument 45-507
Michael D. Huddy 4119 Oak Street Orono, Minnesota 55356	100,000 stock options	$26,000	s. 74(2)(9) of the Securities Act
Econ Investor Relations Inc. 1530-56th Street #204 Delta, BC V4L 2A8	100,000 stock options	$26,000	s. 2.1 of BC Instrument 45-507
Ken Golden 2090 Moontreet Drive Sacramento, CA 95833	20,000 stock options	$5,200	s. 2.1 of BC Instrument 45-507

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.

File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2.

If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.

In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW

Calgary, AB T2P 3C4

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC V7Y 1L2

Telephone: (604) 899-6854

Toll free in British Columbia and Alberta 1-800-373-6393

Facsimile: (604) 899-6506

The Manitoba Securities Commission

1130 – 405 Broadway Avenue

Winnipeg, MB R3C 3L6

Telephone: (204) 945-2548

Facsimile: (204) 945-0330

Securities Commission of Newfoundland

P.O. Box 8700

2nd Floor, West Block

Confederation Building

St. John's, NFLD A1B 4J6

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories

Department of Justice

Securities Registry

1st Floor Stuart M. Hodgson Building

5009 – 49th Street

Yellowknife, NT X1A 2L9

Telephone: (867) 920-3318

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS B3J 3J9

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000 – Station 570

1st Floor, Brown Building

Iqaluit NU X0A 0H0

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Prince Edward Island Securities Office

95 Rochford Street, P.O. Box 2000

Charlottetown, PE C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission

6th Floor

1919 Saskatchewan Drive

Regina, SK S4P 3V7

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

Form 45-103F4

Report of Exempt Distribution

Issuer information

1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

INTERNATIONAL BARRIER TECHNOLOGY INC.,

#604-750 West Pender Street, Vancouver,

British Columbia   V6C 2T7

Telephone number: 604-689-0188

2.

State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 8, 2003

4.

For each security distributed:

(c)

describe the type of security, and

(d)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,000,000 shares at a price of $0.30 per share

100,000 shares at a deemed price of $0.30 per share

5.

Details of the distribution are provided in the attached schedule.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Haywood Securities Inc. ITF John Rybinski Vancouver, BC	$0.30	$15,000
Haywood Securities Inc. ITF John Tognetti Vancouver, BC	$0.30	$60,000
Haywood Securities Inc. ITF Richard Bullock Belfast, NI	$0.30	$30,000
Haywood Securities Inc. ITF Bohdan Hryb West Vancouver, BC	$0.30	$30,000
Haywood Securities Inc. ITF Harold Hodgson Vancouver, BC	$0.30	$45,000
Haywood Securities Inc. ITF John Mackay Vancouver, BC	$0.30	$30,000
Haywood Securities Inc. ITF Harry Tom Vancouver, BC	$0.30	$22,500
Haywood Securities Inc. ITF Robert Smith Vancouver, BC	$0.30	$15,000
Haywood Securities Inc. ITF Kirby Cowan RRSP Vancouver, BC	$0.30	$15,000
Haywood Securities Inc. ITF David MacKenzie Coquitlam, BC	$0.30	$25,000
Haywood Securities Inc. ITF Bantry Bay Properties Inc. Vancouver, BC	$0.30	$15,000
Timothy C. Kerr Vancouver, BC	$0.30	$15,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.30	$300,000

Commissions and finder's fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
Haywood Securities Inc. #2000-400 Burrard Street Vancouver, BC V6C 3A6	$30,000 (deemed) 100,000 common shares	s. 74(2)(23) of the Securities Act August 8, 2003

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:    August 11, 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

______________________________________________

Name of issuer or vendor (please print)

DAVIC CORCORAN, Director

Print name and position of person signing

“DAVID CORCORAN”

______________________________________________

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Haywood Securities Inc. ITF John Rybinski 3840 Point Grey Road Vancouver, BC V6R 1B4	50,000 shares	$15,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF John Tognetti 1950 Hosmer Avenue Vancouver, BC V6J 2S8	200,000 shares	$60,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Richard Bullock 19 Ferguson Drive Belfast, NI BT4 2AZ	100,000 shares	$30,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Bohdan Hryb 5980 Comdor Place West Vancouver, BC	100,000 shares	$30,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Harold Hodgson #2000-400 Burrard Street Vancouver, BC V6C 3A6	150,000 shares	$45,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF John Mackay #2160-650 W. Georgia Street Vancouver, BC V6B 4N7	100,000 shares	$30,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Harry Tom #2000-400 Burrard Street Vancouver, BC V6C 3A6	75,000 shares	$22,500	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Robert Smith 3518 W. 34th Avenue Vancouver, BC V6N 2K8	50,000 shares	$15,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Kirby Cowan RRSP #903-1590 West 8th Avenue Vancouver, BC V6J 4R8	50,000 shares	$15,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF David MacKenzie 1108 Austin Avenue, Ste #101 Coquitlam, BC V3K 3P5	25,000 shares	$25,000	MI 45-103, Part 5, Accredited Investor
Haywood Securities Inc. ITF Bantry Bay Properties Inc. #501-1311 Beach Ave Vancouver, BC V6E lV6	50,000 shares	$15,000	MI 45-103, Part 5, Accredited Investor
Timothy C. Kerr 1200-1090 W. Georgia Street Vancouver, BC V7W 2E1	50,000 shares	$15,000	MI 45-103, Part 3, Family, Friends and business Associates

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.

File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2.

If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.

In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW

Calgary, AB T2P 3C4

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC V7Y 1L2

Telephone: (604) 899-6854

Toll free in British Columbia and Alberta 1-800-373-6393

Facsimile: (604) 899-6506

The Manitoba Securities Commission

1130 – 405 Broadway Avenue

Winnipeg, MB R3C 3L6

Telephone: (204) 945-2548

Facsimile: (204) 945-0330

Securities Commission of Newfoundland

P.O. Box 8700

2nd Floor, West Block

Confederation Building

St. John's, NFLD A1B 4J6

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories

Department of Justice

Securities Registry

1st Floor Stuart M. Hodgson Building

5009 – 49th Street

Yellowknife, NT X1A 2L9

Telephone: (867) 920-3318

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS B3J 3J9

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000 – Station 570

1st Floor, Brown Building

Iqaluit NU X0A 0H0

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Prince Edward Island Securities Office

95 Rochford Street, P.O. Box 2000

Charlottetown, PE C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission

6th Floor

1919 Saskatchewan Drive

Regina, SK S4P 3V7

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

BC FORM 53-901F (Previously Form 27)

FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE

SECURITIES ACT (ALBERTA)

ITEM 1

REPORTING ISSUER

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC V6C 2T7

Tel: 604-689-0188

Fax: 604-266-6984

ITEM 2

DATE OF MATERIAL CHANGE

August 8, 2003

ITEM 3

NEWS RELEASE

August 12, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4

SUMMARY OF MATERIAL CHANGE

Non-Brokered Private Placement

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

International Barrier Technology Inc. (the “Company”) announces that, further to its news release dated July 10, 2003, it has completed a non-brokered private placement in the amount of 1,000,000 shares of the Company at a price of $0.30 per share for gross proceeds of $300,000 to twelve placees.

The shares and underlying shares are subject to hold periods expiring December 8, 2003 and December 9, 2003 respectively.

A finder’s fee by the issuance of 100,000 shares of the Company at a deemed price of $0.30 per share was paid to Haywood Securities Inc. in connection with the private placement.

ITEM 6

RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND

SECTION 146(2) OF THE SECURITIES ACT (ALBERTA )

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

SENIOR OFFICERS

David Corcoran – Director, Tel., 604-266-6984

ITEM 9

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this  \12th day of August, 2003.

“DAVID CORCORAN”

DAVID CORCORAN, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: August 13, 2003        By /s/ Michael Huddy_____________________________

                                    Michael Huddy, President and Director